Brandon M. Warrington

Assistant Secretary

One American Road

Dearborn, MI 48126

(531) 910-8465

November 6, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Rolaine S. Bancroft, Shalini Shah and Kayla Roberts
Telephone No. (202) 551-3313, (202) 551-5942 and (202) 551-3490

Re:	Ford Credit Auto Receivables Two LLC

Ford Credit Auto Owner Trusts
Amendment No.1 to Form SF-3 Shelf Registration Statement (the "Registration Statement"); Filed November 6, 2024; File No. 333-281130

Ladies and Gentlemen:

On behalf of Ford Credit Auto Receivables Two LLC (the "Registrant"), and in response to the letter dated August 27, 2024, from the staff of the U.S. Securities and Exchange Commission to Ryan Hershberger, we submit the following responses, together with Amendment No.1 to the Registration Statement referred to above.

The numbered paragraphs below set forth your comments in italicized text together with our responses. The headings and numbers correspond to the headings and numbered paragraphs in your letter. Page references in our responses are references to the page numbers in the clean version of the form of prospectus included in Amendment No. 1 to the Registration Statement on Form SF-3.

Registration Statement on Form SF-3

General

1.             Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2 of Form SF-3.

Confirmed.

Form of Prospectus

Forward-Looking Statements, page 4

2.             We note your statement that you undertake no obligation to update or revise any forward-looking statement. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.

We have revised our form of prospectus to reflect that the forward-looking statements will not be updated or revised, "except to the extent required by applicable law." See page 4 of the form of prospectus.

Receivables

Obligation to Repurchase Receivables, page 85

3.             We note your disclosure that the sponsor's and depositor's repurchase obligations will be the "sole remedy of the trust, the indenture trustee and the noteholders for any losses" resulting from breaches of the applicable representations about the receivables. This statement appears to be inconsistent with the disclosure beginning on page 87 regarding dispute resolution for repurchase requests. Please revise here and throughout your prospectus and transaction documents as necessary to reconcile.

We do not believe that the disclosure is inconsistent. The sole remedy for a breach of the Sponsor's or the Depositor's representations about any receivable is repurchase of the related receivable. The dispute resolution process is triggered if a noteholder makes a demand for the repurchase of a receivable due to a breach of representations and the Sponsor or Depositor believes that a breach of representations did not occur. If the dispute resolution process determines that a breach of representations has occurred (or if the Sponsor or the Depositor agree that a breach of representations has occurred) then the sole remedy of the breach will be the repurchase of the related receivable by the Sponsor or the Depositor.

Asset Representations Review – Asset Representations Review Process, page 87

4.             We note your disclosure that the asset representations reviewer will review all of the receivables that are "more than 60 days delinquent." Please revise your prospectus disclosure and form of transaction documents, as applicable, to state that the review will be performed on each receivable that is 60 or more days delinquent (rather than more than 60 days delinquent) (emphasis added), as required by the shelf-eligibility provisions of Form SF-3. Refer to General Instruction I.B.1(b)(D) of Form SF-3.

We have revised our form of prospectus and form of sale and servicing agreement to reflect that the asset representations review will be performed on each receivable that is 60 or more days delinquent. See page 84 of the form of prospectus and page AA-19 of the form of sale and servicing agreement.

* * * * *

If you have any questions or comments regarding our response letter and the Registration Statement referred to above, please contact our counsel at Katten Muchin Rosenman LLP, Joseph P. Topolski, at (212) 940-6312.

Sincerely,

/s/ Brandon M. Warrington

Brandon M. Warrington
Assistant Secretary

cc:           Ryan Hershberger, Ford Credit Auto Receivables Two LLC

Joseph P. Topolski, Katten Muchin Rosenman LLP

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